Fortuna Silver reports updated Mineral Resource estimate for San Jose Mine in Mexico

August 27, 2014: Fortuna Silver Mines Inc. (NYSE: FSM | TSX:FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce an updated Mineral Resource estimate as of June 30, 2014 for the San Jose Mine located in Oaxaca, Mexico. Included in the San Jose mineral resources is an updated estimate of the Mineral Resource for the Trinidad North discovery based on the completion of forty-one additional step-out and twelve infill drill holes in the Trinidad North area.

Highlights of Mineral Resource Update

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Measured and Indicated Resources total 5.8 Mt containing an estimated 42.3 Moz silver and 334 koz gold, reflecting increases of 42 percent in contained silver ounces and 29 percent in contained gold ounces relative to the July 4, 2013 resource estimate.

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Inferred Resources total 7.1 Mt containing an estimated 58.9 Moz silver and 401 koz gold, reflecting increases of 67 percent in contained silver ounces and 47 percent in contained gold ounces relative to the July 4, 2013 resource estimate.

Above estimates of Mineral Resources are stated at a 100 g/t Ag Eq cutoff with Ag Eq in g/t = Ag (g/t) + Au (g/t)*((US$1,260/US$21)*(89/89)).

“Brownfields exploration drilling has been very successful in the past year at extending the Trinidad North mineralization a further 200 meters to the north,” commented Dr. Thomas Vehrs, Vice President of Exploration for Fortuna Silver.  “High-grade silver-gold mineralization at Trinidad North remains open to the north and to depth.  Underground access and new drilling chambers are currently in preparation to allow for exploration of an additional 250 meter extension of the mineralized system with drilling projected to start from the new drill chambers in September of 2014.”

San Jose Mineral Resource Update

Mineral Resources - Measured and Indicated						Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Ag (Moz)	Au (koz)	Ag Eq (Moz)
San Jose, Mx	Measured	912	239	1.96	357	7.0	57.6.	10.5
	Indicated	4,840	227	1.77	334	35.3	276.2	51.9
	Measured + Indicated	5,752	229	1.81	337	42.3	333.8	62.4

Mineral Resources - Inferred						Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Ag (Moz)	Au (koz)	Ag Eq (Moz)
San Jose, Mx	Inferred	7,127	257	1.75	362	58.9	400.8	82.9

1. Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2. Mineral Resources are inclusive of Mineral Reserves
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4. There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources at San Jose
5. San Jose Mineral Resources are estimated and reported as of June 30, 2014

6. San Jose Mineral Resources are estimated and reported at a Ag Equivalent cutoff grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)*((US$1,260/US$21)*((89/89))

7. Totals may not add due to rounding procedures

8. Indicated Resources totaling 0.4 Mt containing 5.6 Moz of silver and 36 koz of gold, and Inferred Resources totaling 4.5 Mt containing 41.6 Moz of silver and 264 koz of gold, are located in the Taviche Oeste concession and subject to a 2.5 % royalty

Step out drilling of the Trinidad North Discovery during the latter half of 2013 and the first half of 2014 confirmed the continuation to the north and to depth of the Bonanza and Trinidad vein structures, as well as identified three new mineralized domains comprising two new Stockwork Zones and a new Trinidad Footwall vein. These contributed 3.6 Mt of Inferred Resources averaging 387 g/t Ag Eq containing an estimated 45.3 Moz Ag Eq. In addition the step out drilling resulted in the re-interpretation and adjustment of existing Inferred Resources contributing a further 1.4 Moz to the resource inventory.

Infill drilling of the previously established Stockwork Zone in conjunction with underground developments in previously unclassified areas resulted in the discovery of 0.6 Mt averaging 310 g/t Ag Eq containing an estimated 6.3 Moz Ag Eq. The infill drilling also led to adjustments to the geological interpretation of existing Inferred Resources resulting in an additional 5.1 Moz Ag Eq. Geological re-interpretation of secondary veins contributed a further 0.6 Moz Ag Eq.

Taking into account production related depletion of 5.1 Moz Ag Eq and a decrease in existing resources containing 2.8 Moz Ag Eq resulting from a change in the reporting cut-off grade from 70 g/t Ag Eq to 100 g/t Ag Eq to better align the resource reporting cutoff grade with the mine operating costs, contained silver equivalent ounces in the Measured and Indicated classifications increased by 18.2 Moz Ag Eq to 62.4 Moz Ag Eq while contained silver equivalent ounces in the Inferred classification increased by 32.6 Moz Ag Eq to 82.9 Moz Ag Eq. For comparative purposes, a copy of the San Jose Mineral Resources as of July 4, 2013 is included in the appendix to this news release.

Trinidad North Discovery

Included in the above reported resources at a 100 g/t Ag Eq cutoff are Indicated Resources totaling 0.5 Mt containing 6.3 Moz of silver and 41.3 koz of gold along with 4.8 Mt of Inferred Resources containing 43.5 Moz silver and 278.8 koz gold corresponding to the Trinidad North discovery.

Trinidad North Discovery – Indicated Resources by Cutoff Grade as of June 30, 2014
Ag Eq Cutoff (g/t)	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
					Ag (Moz)	Au (koz)	Ag Eq (Moz)
50	619	324	2.14	453	6.4	42.6	9.0
70	579	344	2.27	480	6.4	42.2	8.9
75	569	349	2.30	487	6.4	42.1	8.9
100	521	375	2.47	523	6.3	41.3	8.8
125	476	404	2.64	562	6.2	40.4	8.6
150	436	433	2.82	602	6.1	39.5	8.4
175	400	462	2.99	641	5.9	38.4	8.2
200	368	491	3.17	681	5.8	37.4	8.0
225	339	520	3.34	721	5.7	36.4	7.9
250	313	550	3.51	760	5.5	35.3	7.7
* See footnotes for Mineral Resource table; table includes Indicated Resources for both Bonanza Vein system and Trinidad Vein system

Trinidad North Discovery – Inferred Resources by Cutoff Grade as of June 30, 2014
Ag Eq Cutoff (g/t)	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Contained Metal
					Ag (Moz)	Au (koz)	Ag Eq (Moz)
50	6,319	227	1.46	315	46.1	297.6	64.0
70	5,779	244	1.57	339	45.4	292.3	62.9
75	5,611	250	1.61	347	45.1	290.4	62.5
100	4,778	283	1.81	392	43.5	278.8	60.2
125	4,117	316	2.02	437	41.8	267.1	57.8
150	3,623	346	2.20	478	40.3	256.2	55.7
175	3,210	376	2.38	518	38.8	245.5	53.5
200	2,846	407	2.57	561	37.2	234.8	51.3
225	2,554	436	2.74	601	35.8	225.0	49.3
250	2,313	464	2.90	639	34.5	215.9	47.5
* See footnotes for Mineral Resource table; table includes Inferred Resources for both Bonanza Vein system and Trinidad Vein system, Stockwork zones 2 and 3, and Trinidad Footwall 2 vein

The above tables summarize the Trinidad North Indicated and Inferred Resources at a range of Ag Eq cutoff values. Of significant importance is the presence of high-grade mineralization in the Trinidad North Discovery. As shown, silver and silver equivalent grades increase substantially at cutoff grades of 100 g/t Ag Eq or higher.

Estimation Methodology

Drill hole and channel samples were used in conjunction with underground mapping to construct three dimensional wireframes defining individual vein structures. Samples were selected inside these wireframes, coded and composited. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites for each vein. Silver and gold grades were estimated into a geological block model representing each vein. Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

San Jose Mine

The San Jose mine and processing plant were successfully expanded to 2,000 tpd in April of 2014 (see Fortuna news release of April 14, 2014) and studies are currently underway to assess the potential for a further expansion to 3,000 tpd. Production for the first half of 2014 was 2,098,446 oz silver and 15,583 oz gold, 10 percent and 8 percent above budget, respectively. Production guidance for 2014 is for the processing of 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au, resulting in the estimated production of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Updated Mineral Reserves for the San Jose Mine are currently in preparation and will be reported upon completion.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, all exploration and infill drill core samples are split on-site by diamond sawing. One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold by standard fire assay methods with an atomic absorption finish and for silver and base metals by standard ICP methods utilizing aqua regia digestion. Over limit values for gold and silver are assayed for fire assay methods with a gravimetric finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples. Field duplicate, laboratory duplicate and preparation duplicate samples are included for purposes of verification of sampling and assay precision levels. Pulp samples are also routinely submitted to an external laboratory for check assay purposes.

All results of the QA-QC program are routinely monitored on a sample lot basis, monthly and quarterly to assess the accuracy and precision of the sampling and analytical processes.

Qualified Persons

The Mineral Resource estimate has been prepared under the supervision of Eric Chapman of Fortuna Silver Mines Inc. Thomas Vehrs, Vice President of Exploration for Fortuna Silver Mines, is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM). Both E. Chapman and Dr. Vehrs are Qualified Persons as defined by the National Instrument 43-101.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver, gold and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional exploration and development opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna's mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix: San Jose Mineral Resources as of July 4, 2013 reported at a range of Ag Eq cutoff grades

Notes on Mineral Resources

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Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves 2010.

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Mineral Resources are estimated as of July 4, 2013.

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Mineral Resources as reported in above Table are inclusive of Mineral Reserves.

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Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

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The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

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Resources are reported at a range of cut-offs for sensitivity purposes with the base case highlighted (70 g/t Ag Eq.

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Metal prices used in the Ag Eq evaluation are US$25.14/oz for silver, US$1,391.63/oz gold.

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Metallurgical recovery values used in the Ag Eq evaluation are 89 % for silver and 89 % for gold.

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The quantity and grade of the Inferred Resources reported are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources.

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Measured Resource tonnes are rounded to the nearest hundred, and Indicated and Inferred Resource tonnes are rounded to the nearest thousand.

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Totals may not add due to rounding.

Source:  San Jose Property 43-101 Technical Report, Effective Date: November 22, 2013